Exhibit 99.6

Emera Reports 2018 Fourth Quarter and Annual Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) announced financial results for the fourth quarter of 2018 and the year ended December 31, 2018.

Q4 and Annual 2018 Highlights:

Reported Net Income

•	Q4 2018 reported net income was $231 million, or $0.98 per common share, compared with net loss of $228 million, or $1.06 per common share, in Q4 2017.

•	2018 reported net income was $710 million, or $3.05 per common share, compared with net income of $266 million, or $1.25 per common share, in the 2017 period.

Adjusted Net Income(1)

•	Q4 2018 adjusted net income was $167 million, or $0.71 per common share, compared with $137 million, or $0.64 per common share, in Q4 2017.

•	2018 adjusted net income was $671 million, or $2.88 per common share, compared with net income of $524 million, or $2.46 per common share, in the 2017 period.

Cash Flow

•	In 2018, operating cash flow, before changes in working capital, increased $509 million, or 39 per cent, to $1,806 million, compared with $1,297 million in the 2017 period.

(1) See “Non-GAAP Measures” noted below.

“In 2018, we delivered record adjusted earnings per share and operating cash flow for our shareholders,” said Scott Balfour, President and CEO of Emera. “We also made significant progress advancing our strategic initiatives across the portfolio, and are particularly pleased with our solar program in Tampa. Over the last six months we have added approximately 320MW of solar, comprised of 3.2 million solar panels, with a further 280MW to be installed over the next two years. We are progressing well on our funding plan for these and other growth initiatives, which includes select asset sales. We continue to strengthen our balance sheet and position us to continue to deliver long term growth for our shareholders.”

Financial Highlights:

For the millions of Canadian dollars (except per share amounts)	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Net income attributable to common shareholders	$231	$(228)	$710	$266
Revaluation of US non-regulated deferred income taxes	-	(317)	-	(317)
After-tax mark-to-market gain (loss)	64	(48)	39	59
Adjusted net income attributable to common shareholders(1)(2)	$167	$137	$671	$524

Earnings per common share – basic	$0.98	$(1.06)	$3.05	$1.25
Adjusted earnings per common share – basic (1)(2)	$0.71	$0.64	$2.88	$2.46

Weighted average shares of common stock outstanding - basic (millions of shares)	235	215	233	213

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments and, for 2017, exclude the revaluation of US non-regulated deferred income taxes

After-tax mark-to-market increased $112 million to a $64 million gain in Q4 2018 compared to a $48 million loss in Q4 2017, mainly due to changes in Emera Energy’s existing contract positions. For the year-ended December 31, 2018, after-tax mark-to-market gains decreased $20 million to $39 million compared to $59 million in 2017. This decrease, primarily related to Emera Energy, was due to a larger reversal of mark-to-market losses in Q1 2017 and changes in existing contract positions, partially offset by lower amortization of gas transportation assets in 2018.

The weakening of the CAD increased earnings by $9 million and adjusted earnings by $7 million in Q4 2018 compared to Q4 2017. The weakening of the CAD increased earnings by $1 million and adjusted earnings by $4 million in 2018 compared to 2017.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2017 to 2018 in the fourth quarter and year ended periods.

For the millions of Canadian dollars	Three months ended December 31	Year ended December 31
Adjusted net income – 2017 (1)(2)	$137	$524
Emera Energy	18	96
Emera Florida and New Mexico	21	46
Emera Caribbean	13	14
NSPML and LIL equity earnings	(4)	14
Florida state tax apportionment	-	23
Other	(18)	(46)
Adjusted net income – 2018 (1)(2)	$167	$671

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income excludes the effect of mark-to-market adjustments and, for 2017, excludes the revaluation of US non-regulated deferred income taxes in Emera Florida and New Mexico, Emera Energy, and Corporate and Other

Segmented Results:

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc. (“NSPI”), Emera Maine, Emera Caribbean, Emera Energy, and Corporate and Other.

For the	Three months ended December 31		Year ended December 31
millions of Canadian dollars (except per share amounts)	2018	2017	2018	2017
Adjusted net income
Emera Florida and New Mexico (1)	$101	$80	$428	$382
NSPI	28	23	131	129
Emera Maine	11	8	44	46
Emera Caribbean (2)	14	1	45	31
Emera Energy (1)(2)	44	26	120	24
Corporate and Other (1)(2)	(31)	(1)	(97)	(88)
Adjusted net income (3)	$167	$137	$671	$524
Revaluation of US non-regulated deferred income taxes	-	(317)	-	(317)
After-tax mark-to-market gain (loss)	64	(48)	39	59
Net income attributable to common shareholders	$231	$(228)	$710	$266

EPS (basic)	$0.98	$(1.06)	$3.05	$1.25

Adjusted EPS (basic) (1)(2)	$0.71	$0.64	$2.88	$2.46

(1) Adjusted net income for 2017 excludes the revaluation of US non-regulated deferred income taxes

(2) Adjusted net income excludes the effect of mark-to-market adjustments

(3) See “Non-GAAP Measures” noted below

Emera Florida and New Mexico’s CAD net income, adjusted to exclude the 2017 revaluation of US non-regulated deferred income taxes, increased by $21 million to $101 million in Q4 2018 from $80 million in Q4 2017. For the year ended December 31, 2018, Emera Florida and New Mexico’s CAD net income, adjusted to exclude the 2017 revaluation of US non-regulated deferred income taxes, increased $46 million to $428 million, from $382 million in 2017. These increases were primarily due to higher revenues as the result of customer growth, favourable weather in Florida and the completion of the first tranche of solar projects as well as higher AFUDC earnings as the result of the first and second tranches of solar projects and the Big Bend Modernization project at Tampa Electric. The impact of the change in the foreign exchange rate increased CAD earnings for the quarter and year ended December 31, 2018, by $4 million and $1 million, respectively.

NSPI’s net income increased by $5 million to $28 million in Q4 2018 from $23 million in Q4 2017. NSPI’s net income for the year ended December 31, 2018, increased $2 million to $131 million from $129 million for the same period in 2017. These increases were a result of increased sales volume due to load growth and weather, partially offset by increased OM&G due to storm activity, increased legislated demand side management expenses and increased depreciation, interest and tax expenses.

Emera Maine’s CAD net income increased by $3 million to $11 million in Q4 2018 from $8 million in Q4 2017. For the year ended December 31, 2018, Emera Maine’s CAD net income decreased $2 million to $44 million, from $46 million in 2017. The increase for the quarter was primarily due to increased rates and capitalized construction overheads partially offset by lower transmission pool revenue and increased OM&G, primarily due to storm costs. The year-over-year decrease was primarily due to lower transmission pool revenue and increased OM&G, primarily due to storm costs, partially offset by higher core T&D rates and sales volume. The foreign exchange rate had minimal impact for the three months and year ended December 31, 2018.

Emera Caribbean’s CAD net income, adjusted to exclude mark-to-market, increased by $13 million to $14 million in Q4 2018 compared to $1 million in Q4 2017. For the year ended December 31, 2018, Emera Caribbean’s CAD net income, adjusted to exclude mark-to-market, increased by $14 million to $45 million in 2018 compared to $31 million in 2017. These increases were primarily due to increased earnings at Grand Bahama Power Company, primarily due to increased load, favourable weather and lower OM&G, and the impairment charge recognized in 2017 as a result of Hurricane Maria. The increase for the quarter was also due to the timing of regulatory adjustments at Barbados Light and Power. The foreign exchange rate had minimal impact for the three months and year ended December 31, 2018.

Emera Energy’s net income, adjusted to exclude mark-to-market and the 2017 revaluation of US non-regulated deferred income taxes, increased by $18 million to $44 million in Q4 2018 compared to $26 million in Q4 2017. This increase is primarily attributable to the positive impact of reduced maintenance on key pipelines in Q4 2018 and favourable weather compared to the prior year and increased capacity prices for Emera Energy Generation. Emera Energy’s adjusted net income for the year ended December 31, 2018, adjusted to exclude mark-to-market and the 2017 revaluation of US non-regulated deferred income taxes, increased $96 million to $120 million compared to $24 million for the same period in 2017. The year-over-year increase was also a result of the impact of favourable weather in 2018 on the business overall.

Corporate and Other’s net loss, adjusted to exclude mark-to-market and the 2017 revaluation of US non-regulated deferred income taxes, increased $30 million to $31 million in Q4 2018 compared to $1 million in Q4 2017. The increase in the quarter was due to changes in project costs and timing of performance-based compensation. Corporate and Other’s net loss for the year ended December 31, 2018, adjusted to exclude mark-to-market and the 2017 revaluation of US non-regulated deferred income taxes, increased $9 million to $97 million compared to $88 million for the same period in 2017. This increase was due to lower project activity at Emera Utility Services and increased interest expense and preferred dividends, partially offset by increased tax recovery and increased equity earnings from Emera Newfoundland & Labrador investments.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. The words “anticipates”, “believes”, “budget”, “could”, “estimates, “expects”, “forecasts”, “intends”, “may”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; forecasted capital expectations; and the nature, timing and costs associated with certain capital projects. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, targets, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including its Annual Information Form, annual and interim Management’s Discussion and Analysis, and in the notes to Emera’s annual and interim financial statements, which filings can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Tuesday, February 19, 2019, at 9:30am Atlantic time (8:30am Toronto/Montreal/New York; 7:30am Winnipeg; 6:30am Calgary; 5:30am Vancouver) to discuss the Q4 and annual 2018 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until March 19, 2019, by dialing 1-800-585-8367 and entering pass code 8885747.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, 902-428-6945

ken.mconie@emera.com

Or

Erin Power, 902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com